(CINRAM LOGO)

2255 MARKHAM ROAD, SCARBOROUGH, ONTARIO, M1B 2W3


NEWS RELEASE
--------------------------------------------------------------------------------
FOR IMMEDIATE RELEASE


              CINRAM POSTS FOURTH QUARTER AND 2004 YEAR-END RESULTS
            (All figures in U.S. dollars unless otherwise indicated)

TORONTO (MARCH 3, 2005) - Cinram International Inc. (TSX: CRW) today reported that, for the year ended December 31, 2004, consolidated revenue was $2,026.6 million, compared with $826.9 million in 2003, and net earnings were $75.8 million, or $1.34 per share, compared with $53.0 million, or $0.95 per share, in 2003. These results were in line with the revised guidance given by the Company following release of its third quarter results.

"Cinram's strong results were driven by the full-year contribution of the acquired Time Warner businesses, new customer contracts and the strong organic growth of DVD sales," said Cinram chief executive officer Isidore Philosophe. "We made great strides in 2004. On the operations side, we won three important contracts, built two state-of-the-art distribution centers, and expanded our manufacturing and distribution capabilities in Europe. From a financial perspective, we renegotiated our credit facilities to reduce our interest costs, generated results above the high-end of our revised guidance for the year and delivered on our commitment to rapidly de-lever the company by repaying $191.5 million of our bank debt. We accomplished this despite our aggressive 2004 capital spending program and increased margin pressure from rising raw material costs," added Philosophe.

Cinram generated earnings before interest, taxes and amortization (EBITA(1)) of $382.1 million in 2004 compared with $163.6 million in the prior year, slightly better than the high end of its guidance range of $360 to $380 million. Earnings before interest and taxes (EBIT(2)) increased to $162.4 million from $88.5 million in 2003.

For the fourth quarter, Cinram reported revenue of $644.2 million, up from $411.6 million in 2003. EBIT increased to $64.2 million from $44.0 million in the prior year, and net earnings rose to $34.6 million or $0.61 per share, from $23.5 million or $0.43 per share in the comparable 2003 quarter.

INDUSTRY SEGMENTS
DVD sales for the year were up 165 percent to $1,025.4 million from $386.4 million in 2003, accounting for 51 percent of consolidated revenue. With the full-year contribution of the acquired Time Warner businesses and new business from Metro-Goldwyn-Mayer Home Entertainment in North America and Twentieth Century Fox Home Entertainment in France, total DVD unit shipments for 2004 increased almost three-fold from the previous year. DEG: The Digital Entertainment Group, a U.S.-based industry association, reported that North American DVD retail sales grew to $15.5 billion in 2004, an increase of 33 percent over the previous year. The DEG also stated that DVD players were installed in 70 million American households at the end of 2004, and estimated that player penetration would reach 80 percent in

2005. In December, the DVD Home Entertainment Group Europe, a European-based industry association, forecast that player penetration in most Western European nations would reach 55 percent by the end of 2004.

In 2004, Cinram's VHS video cassette sales decreased to $65.2 million from $108.9 million in 2003, and represented three percent of consolidated revenue, down from 13 percent in the previous year.

Cinram's CD sales increased 93 percent to $313.4 million in 2004 from $162.4 million in the previous year, principally due to the full-year contribution of the acquired Time Warner businesses and the addition of EMI's business in the United States in the second half of the year. CDs accounted for 15 percent of Cinram's 2004 consolidated revenue, down from 20 percent in 2003.

The printing segment, which encompasses the results of Ivy Hill Corporation, generated revenue of $225.4 million in 2004, and accounted for 11 percent of consolidated revenue.

Distribution revenue increased to $207.3 million from $71.3 million in 2003, and represented ten percent of consolidated revenue in 2004. The full-year contribution of the acquired Time Warner businesses in addition to new business from Metro-Goldwyn-Mayer Home Entertainment in North America and Twentieth Century Fox Home Entertainment in France contributed to the significant increase in distribution revenue in 2004.

The Other segment, which includes Giant Merchandising Inc. and other non-core revenue, generated revenue of $179.1 million in 2004, up from $41.1 million in the previous year, principally due to Giant's full-year contribution in 2004. Revenue from the Other segment represented nine percent of consolidated sales in 2004.

GEOGRAPHIC SEGMENTS
North American revenue increased 139 percent to $1,534.2 million from $641.5 million in 2003. The significant increase in revenue was attributable to greater DVD and CD shipments from new and existing customers, the addition of the printing and merchandising divisions of the acquired businesses, and to a lesser extent, higher distribution revenue. The strong performance of this region was partially offset by lower VHS video cassette and audio cassette shipments as well as lower selling prices. North American revenue represented 76 percent of consolidated revenue in 2004.

In Europe, revenue increased to $492.4 million from $185.4 million in 2003, largely due to the full-year contribution of the European facility acquired from Time Warner. The increase in European revenue was attributable to higher DVD sales and distribution revenue in France as a result of the new Twentieth Century Fox Home Entertainment agreement, as well as the contribution of The Entertainment Network in the United Kingdom, both of which were partially offset by lower VHS video cassette sales in those countries. European revenue represented 24 percent of consolidated revenue in 2004.

OTHER FINANCIAL HIGHLIGHTS
Gross profit margins declined to 20 percent from 21 percent in 2003 due to higher than expected raw material costs and start-up expenses associated with new customers, which had a combined impact of $25.1 million on 2004 pre-tax earnings.

Selling, general and administrative expenses for the year were 9 percent of consolidated sales in 2004, up from 8 percent in the previous year. Amortization increased to $219.7 million from $75.2 million in 2003, largely due to the capital assets of the acquired businesses, combined with a $73.0 million non-cash charge related to the amortization of customer supply agreements and deferred financing fees.

Interest expense for the year was $53.1 million due to the debt incurred by the Company during the fourth quarter of 2003 to fund the acquisition of the Time Warner businesses.

The Company paid $145.7 million for capital assets in 2004 to increase DVD capacity and automation of its distribution facilities, and has purchased an additional $48.8 million in capital assets, in line with its 2004 capital spending budget, which will be paid for in 2005. Cinram repaid $191.5 million of its bank debt in 2004 and its debt balance at December 31, 2004, was $858.3 million.

2005 EXPECTATIONS
Cinram typically generates the majority of its revenue and earnings in the fourth quarter, in line with its customers' release schedules. The Company's results are highly dependent on the timing of releases and consumer preferences, and other factors, including raw material costs, which are difficult to forecast with a high degree of certainty. For these reasons, Cinram will not be providing revenue and EBITA guidance in the future.

SHARE VOLUME DATA
For the fourth quarter ended December 31, 2004, the basic weighted average number of Cinram shares outstanding was 56.8 million compared with 55.4 million in 2003. For the year, the basic weighted average number of shares outstanding was 56.6 million compared with 55.6 million in 2003.

DIVIDEND
The Board of Directors has declared a quarterly dividend of C$0.03 per share, payable on March 31, 2005, to the shareholders of record at the close of business on March 15, 2005.

MARCH 4 CONFERENCE CALL AND WEBCAST - REVISED TIME
Cinram's management team will host a conference call to discuss the fourth quarter and 2004 year-end results on Friday, MARCH 4, AT 8 A.M. To participate, please dial (416) 640-1907 or 1 800 814-3911. The call will also be webcast live at www.cinram.com.

Certain statements included in this release constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or results of the multimedia duplication/replication industry, to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements. Such factors include, among others, the following: general economic and business conditions, which will, among other things, impact the demand for the Company's products and services; multimedia duplication/replication industry conditions and capacity; the ability of the Company to implement its business strategy; the Company's ability to retain major customers; the Company's ability to invest successfully in new technologies and other factors which are described in the Company's filings with the securities commissions.

RECONCILIATION OF EBITA AND EBIT TO NET EARNINGS
--------------------------------------------------------------------------------------------
                                                Three months ended           12 months ended
                                                       December 31               December 31
(unaudited, in thousands of U.S. dollars)        2004         2003         2004         2003
--------------------------------------------------------------------------------------------
EBITA(1)                                    $ 123,241    $  82,260    $ 382,134    $ 163,617
--------------------------------------------------------------------------------------------
Amortization of capital assets              $  41,126    $  26,785    $ 146,697    $  63,707
Amortization of intangible assets and
  deferred financing fees                   $  17,907    $  11,449    $  73,038    $  11,449
--------------------------------------------------------------------------------------------
EBIT(2)                                     $  64,208    $  44,026    $ 162,399    $  88,461
--------------------------------------------------------------------------------------------
Interest expense                            $  12,785    $  11,690    $  53,102    $  13,743
Investment income                           $    (387)   $  (1,220)   $  (2,436)   $  (3,583)
Income taxes                                $  17,257    $  10,007    $  35,909    $  25,281
--------------------------------------------------------------------------------------------
NET EARNINGS                                $  34,553    $  23,549    $  75,824    $  53,020
--------------------------------------------------------------------------------------------

(1) EBITA is defined herein as earnings before interest expense, investment income, income taxes and amortization, and is a standard measure that is commonly reported and widely used in the industry to assist in understanding and comparing operating results. EBITA is not a defined term under generally accepted accounting principles (GAAP). Accordingly, this measure should not be considered as a substitute or alternative for net earnings or cash flow, in each case as determined in accordance with GAAP. See reconciliation of EBITA to net earnings under GAAP as found in the table above.

(2) EBIT is defined herein as earnings before interest expense, investment income and income taxes, and is a standard measure that is commonly reported and widely used in the industry to assist in understanding and comparing operating results. EBIT is not a defined term under generally accepted accounting principles (GAAP). Accordingly, this measure should not be considered as a substitute or alternative for net earnings or cash flow, in each case as determined in accordance with GAAP. See reconciliation of EBIT to net earnings under GAAP as found in the table above.

ABOUT CINRAM
Cinram International Inc. is the world's largest independent provider of pre-recorded multimedia products and related logistics services. With facilities in North America and Europe, Cinram manufactures and distributes pre-recorded DVDs, VHS video cassettes, audio CDs, audio cassettes and CD-ROMs for motion picture studios, music labels, publishers and computer software companies around the world. The Company's shares are listed on the Toronto Stock Exchange (CRW) and are included in the S&P/ TSX Composite Index. For more information, visit our Web site at www.cinram.com.

                                      -30-


FOR MORE INFORMATION:
Lyne Beauregard
Cinram International Inc.
Tel: (416) 321-7930
lynebeauregard@cinram.com

                                                                   (CINRAM LOGO)

CONSOLIDATED BALANCE SHEETS

(stated in thousands of U.S. dollars)
------------------------------------------------------------------------------------
                                                          DECEMBER 31    December 31
                                                                 2004           2003
------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS:
     Cash and cash equivalents                             $   41,789     $  253,823
     Accounts receivable, net of allowance for
        doubtful accounts of $12,511 (2003 - $13,569)         518,216        369,901
     Income taxes recoverable                                   8,356             --
     Inventories                                               56,861         44,606
     Prepaid expenses                                          26,573         11,341
     Future income taxes                                       22,872         21,933
     -------------------------------------------------------------------------------
                                                              674,667        701,604

Capital assets                                                706,360        646,563
Goodwill                                                      328,393        279,426
Intangible assets                                             315,247        376,393
Deferred financing fees                                        24,344         28,083
Other assets                                                   36,218         22,488
Future income taxes                                            11,804          4,657
------------------------------------------------------------------------------------
                                                           $2,097,033     $2,059,214
====================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
     Accounts payable                                      $  213,876     $  192,789
     Accrued liabilities                                      377,323        375,293
     Income taxes payable                                          --          2,131
     Current portion of long-term debt                         71,509         95,417
     Current portion of obligations under capital leases          850          1,058
     -------------------------------------------------------------------------------
                                                              663,558        666,688

Long-term debt                                                786,834        954,456
Obligations under capital leases                                4,603          5,911
Other long-term liabilities                                    62,778         17,227
Future income taxes                                            93,069         29,649


SHAREHOLDERS' EQUITY:
     Capital stock                                            170,145        163,174
     Contributed surplus                                        4,145            117
     Retained earnings                                        240,367        172,564
     Foreign currency translation adjustment                   71,534         49,428
     -------------------------------------------------------------------------------
                                                              486,191        385,283
------------------------------------------------------------------------------------
                                                           $2,097,033     $2,059,214
====================================================================================

                                                                   (CINRAM LOGO)

CONSOLIDATED STATEMENTS OF EARNINGS
AND RETAINED EARNINGS

(stated in thousands of U.S. dollars, except per share amounts)  (unaudited)
-----------------------------------------------------------------------------------------------
                                                      Three months               Twelve months
                                                 ended December 31           ended December 31
                                                2004          2003          2004          2003
-----------------------------------------------------------------------------------------------
Revenue                                   $  644,218    $  411,591    $2,026,638    $  826,893
Cost of goods sold                           512,804       322,577     1,615,542       655,374
-----------------------------------------------------------------------------------------------
Gross profit                                 131,414        89,014       411,096       171,519
Selling, general and administrative
   expenses                                   51,012        30,813       177,372        68,883
Amortization of intangible assets and
   deferred financing fees                    17,907        11,449        73,038        11,449
Unusual items                                 (1,713)        2,726        (1,713)        2,726
-----------------------------------------------------------------------------------------------
Earnings before the undernoted                64,208        44,026       162,399        88,461
Interest on long-term debt                    12,499        11,271        51,642        13,264
Other interest                                   286           419         1,460           479
Investment income                               (387)       (1,220)       (2,436)       (3,583)
-----------------------------------------------------------------------------------------------
Earnings before income taxes                  51,810        33,556       111,733        78,301
Income taxes:
   Current                                     5,903        (5,167)       24,555        10,107
   Future                                     11,354        15,174        11,354        15,174
                                          -----------------------------------------------------
                                              17,257        10,007        35,909        25,281
-----------------------------------------------------------------------------------------------
Net earnings                                  34,553        23,549        75,824        53,020
-----------------------------------------------------------------------------------------------
Retained earnings, beginning of period       207,233       150,296       172,564       124,340
Effect of a change in accounting policy
   related to stock-based compensation            --            --        (2,759)           --
Dividends declared                            (1,419)       (1,281)       (5,262)       (4,796)
-----------------------------------------------------------------------------------------------
Retained earnings, end of period          $  240,367    $  172,564    $  240,367    $  172,564
===============================================================================================
Earnings per share:
   Basic                                  $     0.61    $     0.43    $     1.34    $     0.95
   Diluted                                $     0.60    $     0.41    $     1.32    $     0.94
===============================================================================================
Weighted average number of shares
   outstanding (in thousands):
   Basic                                      56,800        55,392        56,589        55,628
   Diluted                                    57,622        56,825        57,514        56,612
===============================================================================================

                                                                   (CINRAM LOGO)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(stated in thousands of U.S. dollars)  (unaudited)
------------------------------------------------------------------------------------------------------------
                                                                 Three months                 Twelve months
                                                            ended December 31             ended December 31
                                                          2004           2003           2004           2003
------------------------------------------------------------------------------------------------------------
Cash provided by (used in):
OPERATIONS:
Net earnings                                         $  34,553    $    23,549    $    75,824    $    53,020
Items not involving cash:
   Amortization                                         59,033         38,234        219,735         75,156
   Future income taxes                                  11,354         15,174         11,354         15,174
   Stock-based compensation                                239             --          1,269             --
   Gain on disposition of capital assets                (1,941)           (24)        (2,330)          (146)
   Unrealized foreign exchange (gain) loss                (523)         6,729         (5,391)         1,599
Change in non-cash operating working capital           (38,485)       217,166       (171,061)       215,286
------------------------------------------------------------------------------------------------------------
                                                        64,230        300,828        129,400        360,089
FINANCING:
Increase in long-term debt                                  --      1,025,000         48,000      1,025,000
Repayment of long-term debt                            (61,172)        (3,526)      (239,530)        (9,225)
Deferred financing fees                                     --        (28,627)        (2,250)       (28,627)
Decrease in obligations under capital leases              (269)            14         (1,885)          (630)
Issuance of common shares                                   36          2,294          6,971          6,230
Change in other long-term liabilities                    5,904             45         10,931             45
Dividends paid                                          (1,418)        (1,281)        (5,262)        (4,796)
------------------------------------------------------------------------------------------------------------
                                                       (56,919)       993,919       (183,025)       987,997
INVESTMENTS:
Acquisition, net of cash acquired of $1,437                 --     (1,150,489)            --     (1,150,489)
Transaction costs relating to Time Warner
   Acquired Businesses                                      --             --           (890)            --
Purchase of capital assets                             (13,694)       (33,727)      (145,704)       (80,226)
Proceeds on disposition of capital assets                2,976            477          4,015            960
(Increase) decrease in other assets                     18,585         (7,851)       (12,523)         3,020
------------------------------------------------------------------------------------------------------------
                                                         7,867     (1,191,590)      (155,102)    (1,226,735)
Foreign exchange (loss) gain on cash held
   in foreign currencies                                (2,823)        18,642         (3,307)        28,485
------------------------------------------------------------------------------------------------------------
(Decrease) increase in cash and cash equivalents        12,355        121,799       (212,034)       149,836
Cash and cash equivalents, beginning of period          29,434        132,024        253,823        103,987
------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period           $    41,789    $   253,823    $    41,789    $   253,823
============================================================================================================


Cash and cash equivalents are defined as cash and short-term deposits, which have an original maturity of less than 90 days.